

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 14, 2011

via U.S. mail and facsimile

Jack A. Hockema, Chief Executive Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 200
Foothill Ranch, CA 92610-2831

      RE: Kaiser Aluminum Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 24, 2010
              File No. 52105

Dear Mr. Hockema:

We have completed our review of your filings and do not have any further comments at
this time.

                          Sincerely,

                          Terence O'Brien
                          Accounting Branch Chief